FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of May 9, 2011

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29 avenue de la Porte-Neuve
3rd Floor
L-2227 Luxembourg
(Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes      No  ✓

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2011

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

TENARIS S.A.

CONSOLIDATED CONDENSED INTERIM FINANCIAL
STATEMENTS

MARCH 31, 2011

29, Avenue de la Porte-Neuve – 3rd Floor.
L - 2227 Luxembourg

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Three-month period ended March 31,
	Notes	2011	2010
Continuing operations		(Unaudited)
Net sales	3	2,323,965	1,638,721
Cost of sales	3 & 4	(1,434,362)	(987,043)
Gross profit		889,603	651,678
Selling, general and administrative expenses	3 & 5	(449,774)	(347,387)
Other operating income (expense), net	3	1,621	5,049
Operating income		441,450	309,340
Interest income	6	7,687	7,148
Interest expense	6	(13,041)	(20,069)
Other financial results	6	1,058	7,691
Income before equity in earnings of associated companies and income tax		437,154	304,110
Equity in earnings of associated companies		24,285	23,526
Income before income tax		461,439	327,636
Income tax		(137,242)	(105,426)
Income for the period		324,197	222,210

Attributable to:
Equity holders of the Company		319,374	219,549
Non-controlling interests		4,823	2,661
		324,197	222,210

Earnings per share attributable to the equity holders of the Company during the period:
Weighted average number of ordinary shares (thousands)	7	1,180,537	1,180,537
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)	7	0.27	0.19
Basic and diluted earnings per ADS (U.S. dollars per ADS)	7	0.54	0.37

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2011	2010
	(Unaudited)
Income for the period	324,197	222,210
Other comprehensive income:
Currency translation adjustment	154,779	(5,109)
Changes in the fair value of derivatives held as cash flow hedges	8,362	(3,283)
Share of other comprehensive income of associates:
- Currency translation adjustment	5,654	6,729
- Changes in the fair value of derivatives held as cash flow hedges	454	56
Income tax relating to components of other comprehensive income (*)	(1,887)	1,121
Other comprehensive income for the period, net of tax	167,362	(486)
Total comprehensive income for the period	491,559	221,724
Attributable to:
Equity holders of the Company	478,725	230,435
Non-controlling interests	12,834	(8,711)
	491,559	221,724

(*) Relates to cash flow hedges

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2010.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At March 31, 2011		At December 31, 2010
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	8	4,016,127		3,780,580
Intangible assets, net	9	3,548,306		3,581,816
Investments in associated companies		698,910		671,855
Other investments		43,897		43,592
Deferred tax assets		207,783		210,523
Receivables		121,559	8,636,582	120,429	8,408,795
Current assets
Inventories		2,578,666		2,460,384
Receivables and prepayments		303,868		282,536
Current tax assets		231,880		249,317
Trade receivables		1,686,810		1,421,642
Available for sale assets	13	21,572		21,572
Other investments		665,272		676,224
Cash and cash equivalents		903,814	6,391,882	843,861	5,955,536

Total assets			15,028,464		14,364,331
EQUITY
Capital and reserves attributable to the Company’s equity holders			10,377,206		9,902,359
Non-controlling interests			656,544		648,221
Total equity			11,033,750		10,550,580
LIABILITIES
Non-current liabilities
Borrowings		214,569		220,570
Deferred tax liabilities		931,752		934,226
Other liabilities		213,428		193,209
Provisions		88,620		83,922
Trade payables		2,844	1,451,213	3,278	1,435,205
Current liabilities
Borrowings		1,124,061		1,023,926
Current tax liabilities		234,872		207,652
Other liabilities		263,368		233,590
Provisions		38,420		25,101
Customer advances		86,283		70,051
Trade payables		796,497	2,543,501	818,226	2,378,546
Total liabilities			3,994,714		3,813,751
Total equity and liabilities			15,028,464		14,364,331

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 10.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2010.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

	Attributable to equity holders of the Company
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (2)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at January 1, 2011	1,180,537	118,054	609,733	108,419	15,809	7,869,807	9,902,359	648,221	10,550,580

Income for the period	-	-	-	-	-	319,374	319,374	4,823	324,197
Currency translation adjustment	-	-	-	147,228	-	-	147,228	7,551	154,779
Hedge reserve, net of tax	-	-	-	-	6,015	-	6,015	460	6,475
Share of other comprehensive income of associates	-	-	-	5,654	454	-	6,108	-	6,108
Other comprehensive income for the period	-	-	-	152,882	6,469	-	159,351	8,011	167,362
Total comprehensive income for the period	-	-	-	152,882	6,469	319,374	478,725	12,834	491,559
Acquisition of non-controlling interests	-	-	-	-	(539)	-	(539)	(4,511)	(5,050)
Treasury shares held by associated companies	-	-	-	-	(3,339)	-	(3,339)	-	(3,339)
Balance at March 31, 2011	1,180,537	118,054	609,733	261,301	18,400	8,189,181	10,377,206	656,544	11,033,750

	Attributable to equity holders of the Company
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total
									(Unaudited)
Balance at January 1, 2010	1,180,537	118,054	609,733	29,533	10,484	7,143,823	9,092,164	628,672	9,720,836

Income for the period	-	-	-	-	-	219,549	219,549	2,661	222,210
Currency translation adjustment	-	-	-	6,264	-	-	6,264	(11,373)	(5,109)
Hedge reserve, net of tax	-	-	-	-	(2,163)	-	(2,163)	1	(2,162)
Share of other comprehensive income of associates	-	-	-	6,729	56	-	6,785	-	6,785
Other comprehensive income for the period	-	-	-	12,993	(2,107)	-	10,886	(11,372)	(486)
Total comprehensive income for the period	-	-	-	12,993	(2,107)	219,549	230,435	(8,711)	221,724
Acquisition of non-controlling interests	-	-	-	-	-	-	-	(27)	(27)
Balance at March 31, 2010	1,180,537	118,054	609,733	42,526	8,377	7,363,372	9,322,599	619,934	9,942,533

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of March 31, 2011 and 2010 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) The Distributable Reserve and Retained Earnings as of December 31, 2010 calculated in accordance with Luxembourg Law are disclosed in Note 10.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2010

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Three-month period ended March 31,
	Note	2011	2010
Cash flows from operating activities		(Unaudited)
Income for the period		324,197	222,210
Adjustments for:
Depreciation and amortization	8 & 9	129,384	126,028
Income tax accruals less payments		44,632	(28,258)
Equity in earnings of associated companies		(24,285)	(23,526)
Interest accruals less payments, net		(14,038)	9,047
Changes in provisions		18,017	5,424
Changes in working capital		(392,862)	124,247
Other, including currency translation adjustment		80,610	1,100
Net cash provided by operating activities		165,655	436,272

Cash flows from investing activities
Capital expenditures	8 & 9	(210,620)	(157,962)
Proceeds from disposal of property, plant and equipment and intangible assets		1,255	2,910
Dividends and distributions received from associated companies		-	1,472
Investments in short terms securities		10,952	(66,105)
Net cash used in investing activities		(198,413)	(219,685)

Cash flows from financing activities
Acquisitions of non-controlling interests	11	(5,050)	(27)
Proceeds from borrowings		309,280	198,323
Repayments of borrowings		(231,530)	(307,045)
Net cash provided by (used in) financing activities		72,700	(108,749)

Increase in cash and cash equivalents		39,942	107,838
Movement in cash and cash equivalents
At the beginning of the period		820,165	1,528,707
Effect of exchange rate changes		5,121	(11,636)
Increase in cash and cash equivalents		39,942	107,838
At March 31,		865,228	1,624,909

		At March 31,
Cash and cash equivalents		2011	2010
Cash and bank deposits		903,814	1,631,919
Bank overdrafts		(38,586)	(7,010)
		865,228	1,624,909

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2010.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Financial results
7	Earnings and dividends per share
8	Property, plant and equipment, net
9	Intangible assets, net
10	Contingencies, commitments and restrictions to the distribution of profits
11	Other acquisitions
12	Related party transactions
13	Process in Venezuela - Nationalization of Venezuelan Subsidiaries

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (societé anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to "Tenaris" refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 31 to the audited Consolidated Financial Statements for the year ended December 31, 2010.

The Company’s shares trade on the Milan Stock Exchange, the Buenos Aires Stock Exchange and the Mexico City Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issue by the Company’s Board of Directors on May 5, 2011.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2010. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2010, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board and adopted by the European Union.

Whenever necessary, comparative amounts have been reclassified to conform to changes in presentation in the current year.

The preparation of Consolidated Condensed Interim Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

3    Segment information

Reportable operating segments

	(Unaudited)
(all amounts in thousands of U.S. dollars)	Tubes	Projects	Other	Total
Three-month period ended March 31, 2011
Net sales	1,967,270	174,985	181,710	2,323,965
Cost of sales	(1,190,745)	(119,925)	(123,692)	(1,434,362)
Gross profit	776,525	55,060	58,018	889,603
Selling, general and administrative expenses	(405,810)	(23,285)	(20,679)	(449,774)
Other operating income (expenses), net	1,400	23	198	1,621
Operating income	372,115	31,798	37,537	441,450
Depreciation and amortization	120,430	5,323	3,631	129,384
Capital expenditures	199,977	9,918	725	210,620
Three-month period ended March 31, 2010
Net sales	1,410,426	93,227	135,068	1,638,721
Cost of sales	(825,222)	(63,170)	(98,651)	(987,043)
Gross profit	585,204	30,057	36,417	651,678
Selling, general and administrative expenses	(309,516)	(23,325)	(14,546)	(347,387)
Other operating income (expenses), net	3,461	1,765	(177)	5,049
Operating income	279,149	8,497	21,694	309,340
Depreciation and amortization	117,259	4,759	4,010	126,028
Capital expenditures	154,009	3,031	922	157,962

Geographical information

	(Unaudited)
(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Total
Three-month period ended March 31, 2011
Net sales	1,031,369	606,806	259,035	297,756	128,999	2,323,965
Depreciation and amortization	67,187	26,441	28,808	315	6,633	129,384
Capital expenditures	141,038	30,596	33,701	3,640	1,645	210,620

Three-month period ended March 31, 2010
Net sales	717,105	380,179	209,720	249,335	82,382	1,638,721
Depreciation and amortization	63,682	26,530	28,650	312	6,854	126,028
Capital expenditures	107,376	22,459	17,496	6,964	3,667	157,962

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil, Colombia, Ecuador, Peru and Venezuela; “Europe” comprises principally Italy, Norway and Romania; “Middle East and Africa” comprises principally Algeria, Egypt, Kazakhstan, Kuwait, Nigeria, Saudi Arabia and United Arab Emirates; “Far East and Oceania” comprises principally Australia, China, Indonesia and Japan.

4    Cost of sales

	Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	2011	2010
	(Unaudited)
Inventories at the beginning of the period	2,460,384	1,687,059

Plus: Charges of the period
Raw materials, energy, consumables and other	1,059,340	728,929
Services and fees	84,798	70,847
Labor cost	261,465	214,129
Depreciation of property, plant and equipment	74,189	69,679
Amortization of intangible assets	1,082	1,327
Maintenance expenses	46,958	41,645
Allowance for obsolescence	2,036	(20,060)
Taxes	1,054	1,615
Other	21,722	12,138
	1,552,644	1,120,249
Less: Inventories at the end of the period	(2,578,666)	(1,820,265)
	1,434,362	987,043

5    Selling, general and administrative expenses

	Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	2011	2010
	(Unaudited)
Services and fees	53,485	45,624
Labor cost	129,720	109,848
Depreciation of property, plant and equipment	2,788	4,842
Amortization of intangible assets	51,325	50,180
Commissions, freight and other selling expenses	129,296	86,376
Provisions for contingencies	22,228	14,263
Allowances for doubtful accounts	1,194	(7,840)
Taxes	39,396	24,718
Other	20,342	19,376
	449,774	347,387

6    Financial results

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2011	2010
	(Unaudited)
Interest income	7,687	7,148
Interest expense (*)	(13,041)	(20,069)
Interest net	(5,354)	(12,921)
Net foreign exchange transaction results	(1,960)	(1,442)
Foreign exchange derivatives contracts results (**)	3,704	9,537
Other	(686)	(404)
Other financial results	1,058	7,691
Net financial results	(4,296)	(5,230)

 6    Financial results (Cont.)

Net foreign exchange transaction results include those amounts that affect the gross margin of certain subsidiaries which functional currencies are different from the U.S. dollar.

(*) Includes interest rate swaps loss of $3.8 million and $3.7 million for the three-month period ended March 31, 2011 and March 31, 2010, respectively.

(**) Includes a gain of $4.2 million and $4.0 million on an identified embedded derivative for the three-month period ended March 31, 2011 and March 31, 2010, respectively.

7    Earnings and dividends per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares in issue during the period.

	Three-month period ended March 31,
	2011	2010
	(Unaudited)
Net income attributable to equity holders	319,374	219,549
Weighted average number of ordinary shares in issue (thousands)	1,180,537	1,180,537
Basic and diluted earnings per share (U.S. dollars per share)	0.27	0.19
Basic and diluted earnings per ADS (U.S. dollars per ADS) (*)	0.54	0.37

(*) Each ADS equals two shares

On February 23, 2011 the Company’s board of directors proposed, for the approval of the annual general shareholders' meeting to be held on June 1, 2011, the payment of an annual dividend of $0.34 per share ($0.68 per ADS), or approximately $401 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) paid on November 25, 2010. If the annual dividend is approved by the shareholders, a dividend of $0.21 per share ($0.42 per ADS), or approximately $248 million is expected to be paid on June 23, 2011, with an ex-dividend date of June 20, 2011. These Consolidated Condensed Interim Financial Statements do not reflect this dividend payable.

8    Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)	2011	2010
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	3,780,580	3,254,587
Currency translation adjustment	111,093	(5,908)
Additions	202,615	153,494
Disposals	(1,255)	(2,837)
Transfers	71	(1,293)
Depreciation charge	(76,977)	(74,521)
At March 31,	4,016,127	3,323,522

9    Intangible assets, net

(all amounts in thousands of U.S. dollars)	2011	2010
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	3,581,816	3,670,920
Currency translation adjustment	10,963	10,334
Additions	8,005	4,468
Disposals	-	(73)
Transfers	(71)	1,293
Amortization charge	(52,407)	(51,507)
At March 31,	3,548,306	3,635,435

10    Contingencies, commitments and restrictions to the distribution of profits

Contingencies

This note should be read in conjunction with Note 26 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2010.

Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca S.A.I.C., a Tenaris subsidiary organized in Argentina (“Siderca”), of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of ARS 99.3 million (approximately $24.6 million) at March 31, 2011, in taxes and penalties. Tenaris believes that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements.

Ongoing investigation

The Company learned from one of its customers in Central Asia that certain sales agency payments made by one of the Company’s subsidiaries may have improperly benefited employees of the customer and other persons. The Audit Committee of the Company’s Board of Directors engaged external counsel in connection with a review of these payments and related matters. The Company voluntarily notified the U.S. Securities and Exchange Commission and the U.S. Department of Justice, and shared the results of the review with these agencies. At this time the resolution of these matters is pending and the Company cannot predict the final outcome of these matters.

Commitments

Set forth is a description of Tenaris’s main outstanding commitments:

●
A Tenaris company is a party to a five-year contract with Nucor Corporation, under which it committed to purchase from Nucor steel coils, with deliveries starting in January 2007 on a monthly basis. The Tenaris company has negotiated a one-year extension to the original contract, through December 2012. Prices are adjusted quarterly in accordance with market conditions.  As of March 31, 2011 the estimated aggregate amount of the contract at current prices is approximately $721.0 million.

●
A Tenaris company is a party to a ten year raw material purchase contract with Rio Tinto Fer et Titane (ex- QIT), under which it committed to purchase steel bars, with deliveries starting in July 2007. As of March 31, 2011 the estimated aggregate amount of the remaining commitments on the contract at current prices is approximately $217.8 million. The contract allows the Tenaris company to claim lower commitments in market downturns and severe market downturns subject to certain limitations.

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2010, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2010	16,631,947
Total equity in accordance with Luxembourg law	18,540,271

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of December 31, 2010, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

10    Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Restrictions to the distribution of profits and payment of dividends (Cont.)

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2010, distributable amount under Luxembourg law totals $17.2 billion, as detailed below.

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2009 under Luxembourg law	3,916,482
Gain from the transfer of shares in affiliated undertakings	12,020,184
Dividends received	1,100,175
Other income and expenses for the year ended December 31, 2010	(3,511)
Dividends paid	(401,383)
Retained earnings at December 31, 2010 under Luxembourg law	16,631,947
Share premium	609,733
Distributable amount at December 31, 2010 under Luxembourg law	17,241,680

11    Other acquisitions

Non-controlling interests

During the three month period ended March 31, 2011 additional shares of certain Tenaris subsidiaries were acquired from non-controlling shareholders for approximately $5.0 million.

12    Related party transactions

As of March 31, 2011:

●
San Faustin S.A., a Luxembourg public limited liability company (société anonyme) (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

●
San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.ar.l., a Luxembourg  private limited liability company (société à responsabilité limitée) (“Techint”).

●	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held shares in San Faustin sufficient in number to control San Faustin.

●	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’ directors and senior management as a group owned 0.12% of the Company’s outstanding shares.

At March 31, 2011, the closing price of the Ternium S.A. (“Ternium”) ADS as quoted on the New York Stock Exchange was $35.94 per ADS, giving Tenaris’s ownership stake a market value of approximately $825.6 million. At March 31, 2011, the carrying value of Tenaris’s ownership stake in Ternium was approximately $678.0 million.

Transactions and balances disclosed as with “Associated” companies are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions with related parties which are not Associated and which are not consolidated are disclosed as “Other”.

12    Related party transactions (Cont.)

The following transactions were carried out with related parties:

(all amounts in thousands of U.S. dollars)
	Three-month period ended March 31, 2011	(Unaudited)
		Associated (1)	Other	Total
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods	10,381	62,193	72,574
	Sales of services	3,662	1,053	4,715
		14,043	63,246	77,289

	(b) Purchases of goods and services
	Purchases of goods	15,042	4,550	19,592
	Purchases of services	16,804	32,792	49,596
		31,846	37,342	69,188

	Three-month period ended March 31, 2010	(Unaudited)
		Associated (1)	Other	Total
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods	7,804	3,891	11,695
	Sales of services	2,624	628	3,252
		10,428	4,519	14,947

	(b) Purchases of goods and services
	Purchases of goods	35,280	4,546	39,826
	Purchases of services	17,253	25,379	42,632
		52,533	29,925	82,458

	At March 31, 2011	(Unaudited)
		Associated (1)	Other	Total
(ii)	Period-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	42,639	13,339	55,978
	Payables to related parties	(16,734)	(10,664)	(27,398)
		25,905	2,675	28,580

	(b) Financial debt
	Borrowings	(2,663)	-	(2,663)

	At December 31, 2010
		Associated (1)	Other	Total
(ii)	Year-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	39,761	28,557	68,318
	Payables to related parties	(17,534)	(19,110)	(36,644)
		22,227	9,447	31,674

	(b) Financial debt
	Borrowings	(3,843)	-	(3,843)

(1) Includes Ternium S.A. and its subsidiaries (“Ternium”), Condusid C.A. (“Condusid”), Finma S.A.I.F (“Finma”), Lomond Holdings B.V.
group (“Lomond”), Socotherm Brasil S.A. (“Socotherm”) and Hydril Jindal International Private Ltd (“Hydril Jindal”).

13    Process in Venezuela - Nationalization of Venezuelan Subsidiaries

Within the framework of Decree Law 6058, on May 22, 2009, Venezuela’s President Hugo Chávez announced the nationalization of, among other companies, the Company’s majority-owned subsidiaries TAVSA – Tubos de Acero de Venezuela S.A. (“Tavsa”) and, Matesi, Materiales Siderurgicos S.A (“Matesi”), and Complejo Siderurgico de Guayana, C.A (“Comsigua”), in which the Company has a non-controlling interest (collectively, “the Venezuelan Companies”). On May 25, 2009, the Minister of Basic Industries and Mines of Venezuela (“MIBAM”) issued official communications N°230/09 and 231/09, appointing the MIBAM’s representatives to the transition committees charged with overseeing the nationalization processes of Tavsa and Matesi. On May 29, 2009, the Company sent response letters to the MIBAM acknowledging the Venezuelan government’s decision to nationalize Tavsa and Matesi, appointing its representatives to the transition committees, and reserving all of its rights under contracts, investment treaties and Venezuelan and international law and the right to submit any controversy between the Company or its subsidiaries and Venezuela relating to Tavsa and Matesi’s nationalization to international arbitration, including arbitration administered by ICSID.

On July 14, 2009, President Chávez issued Decree 6796, which orders the acquisition of the Venezuelan Companies’ assets and provides that Tavsa’s assets will be held by the Ministry of Energy and Oil, while Matesi and Comsigua’s assets will be held by MIBAM. Decree 6796 also requires the Venezuelan government to create certain committees at each of the Venezuelan Companies; each transition committee must ensure the nationalization of each Venezuelan Company and the continuity of its operations, and each technical committee (to be composed of representatives of Venezuela and the private sector) must negotiate over a 60-day period (extendable by mutual agreement) a fair price for each Venezuelan Company to be transferred to Venezuela. In the event the parties fail to reach agreement by the expiration of the 60-day period (or any extension thereof), the applicable Ministry will assume control and exclusive operation of the relevant Venezuelan Company, and the Executive Branch will order their expropriation in accordance with the Venezuelan Expropriation Law. The Decree also specifies that all facts and activities there under are subject to Venezuelan law and any disputes relating thereto must be submitted to Venezuelan courts.

On August 19, 2009, the Company announced that Venezuela, acting through the transition committee appointed by the MIBAM, unilaterally assumed exclusive operational control over Matesi.

On November 17, 2009, the Company announced that Venezuela acting through PDVSA Industrial S.A. (a subsidiary of Petroleos de Venezuela S.A.), formally assumed exclusive operational control over the assets of Tavsa. Following this formal change in operational control, PDVSA Industrial has assumed complete responsibility over Tavsa’s operations and management and since then Tavsa’s operations are being managed by the transition committee previously appointed by Venezuela. The Company’s representatives in Tavsa’s board of directors have ceased their functions.

On October 7, 2010, Venezuela’s National Assembly passed a law (“Acuerdo”) declaring all of Matesi’s assets to be of public and social interest and ordering the Executive Branch to take the necessary measures for the expropriation of such assets.

The Company’s investments in Tavsa, Matesi and Comsigua are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgian-Luxembourgish Union, and, as noted above, Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law, and to consent to the jurisdiction of the ICSID in connection with the nationalization process.

Based on the facts and circumstances described above and following the guidance set forth by IAS 27R, the Company ceased consolidating the Venezuelan Companies results of operations and cash flows as from June 30, 2009 and classified its investments in the Venezuelan Companies as financial assets based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.

The Company classified its interests in the Venezuelan Companies as available-for-sale investments since management believes they do not fulfill the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.

13    Process in Venezuela - Nationalization of Venezuelan Subsidiaries (Cont.)

Tenaris subsidiaries have also net receivables with the Venezuelan Companies as of March 31, 2011 for a total amount of $27.7 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at June 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

Ricardo Soler
Chief Financial Officer